SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lima, January 19th, 2015

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Dear Sirs:

In accordance with the rules of the Regulation for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV/01, Credicorp hereby notifies you that:

Credicorp Ltd. has acquired in the Stock Exchange of Chile a total of 4,239,092 shares of Banco de Crédito e Inversiones de Chile (BCI) at CLP 27,776 (Chilean Pesos) per share. The acquisition was equivalent to 3.9% of BCI’s shareholding structure and totaled US$ 188,936,167.19. The seller of such shares was Inversiones BCP S.A (Chilean Company), a subsidiary of Banco de Credito del Peru.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Mario Ferrari

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19th, 2015

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative